WideOpenWest, Inc.
7887 E. Belleview Avenue, Suite 1000
Englewood, CO 80111

May 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	WideOpenWest, Inc.
Registration Statement on Form S-1
File No. 333-216894

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WideOpenWest, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 24, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Joshua N. Korff, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer